UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 10, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release